

November 15, 2012

Via E-mail
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park, Nanshan
Shenzhen, People's Republic of China 518057

     Re: Mindray Medical International Limited
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed April 30, 2012
             File No. 001-33036

Dear Mr. Lung:

We have reviewed your response letter dated November 2, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Allowance for Doubtful Accounts, page 62

1.   Please refer to your response to prior comment 1. We note that the discussion you proposed to include in future filings does not reflect the revised accounts receivable provision policy you indicated you would adopt relating to the timing and the amount of credit losses on accounts receivables covered by third party credit export insurance policies. Please refer to your response to the second bullet point of comment 10 in your September 14, 2012 letter, and revise the proposed disclosure to be consistent. Additionally, please confirm that you have updated and changed your policy and provide us a copy of your proposed revised disclosure.

2.   We note the revised disclosure you propose to include in future filings in response to
        prior comment 2. Please further revise these discussions to also separately disclose the
        amount of account receivable balances that are past due for periods greater than two years
        (i.e., > 720 days past due) and to disclose a measure of the allowance for doubtful
        accounts allocated to these balances.

3.   We note your response to prior comment 3. In light of the extended terms you provide
        certain customers, please confirm for us that the "account receivable aging" schedules
        you provided are based on the time period that the accounts receivable balances have
        been past due, and not on the period of time the balance has been outstanding. For
        example, please confirm that all receivables presented in the "91-360 days past due"
        category represent receivable balances on which no payments have been received for a
        period above 90 days but less than 360 days. Please tell us, as an example, where you
        presented an accounts receivable balance that at the period-end was outstanding 390 days
        but on which no payments were due yet since credit terms were 720 days.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the
financial statements and related matters. In this regard, do not hesitate to contact me at (202)
551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant